UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. One) *

SUGARMADE, INC.

(Name of Issuer)

Common Stock $ 0.001 Par Value

(Title of Class of Securities)

865040 109

(CUSIP Number)

JIMMY CHAN

750 ROYAL OAKS DR., SUITE 108

MONROVIA, CA 91016

818-982-1628

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 865040 10 9

1.	NAMES OF REPORTING PERSONS

LMK CAPITAL LLC, DBA PREMIER PAPER & PLASTIC INTERNATIONAL, a California Limited Liability Company

Amy Thai

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

45-5594305

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a) ☒

(b) ☐  Not Applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER 20,644,733

6.	SHARED VOTING POWER 0

7.	SOLE DISPOSITIVE POWER 20,644,733

8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,644,733

10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions).

Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.4%

12. TYPE OF REPORTING PERSON (see instructions)

OO – Other [Limited Liability Company - Passive Investor – Rule 13d-1(c)]

Item 1.

(a)       Name of Issuer:

The name of the issuer is SUGARMADE, INC., a Delaware corporation (the “Company”).

(b)       Address of Issuer’s Principal Executive Offices:

The Company’s principal executive office is located at 750 Royal Oaks Drive, Suite #108, Monrovia, CA 91016

Item 2.

(a)       Name of Person Filing:

LMK CAPITAL LLC, DBA PREMIER PAPER & PLASTIC INTERNATIONAL, a California Limited Liability Company (“LMK”)

(b)       Address of the Principal Office or, if none, residence:

750 Royal Oaks Drive, Suite #108, Monrovia, CA 91016

(c)       Citizenship:

California Limited Liability Company [File Number 30216810003]

(d)       Title of Class of Securities:

Common Stock, $ 0.001 Par Value

(e)       CUSIP Number:

865040 10 9

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	 Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	 Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	 Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	 Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	 An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	 An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	 A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	 A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	 A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	 Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 20,644,733

(b)	Percent of class: 8.4%

(c)	Number of shares as to which the person has: 20,644,33

(i)	Sole power to vote or to direct the vote: 8.4%

(ii)	Shared power to vote or to direct the vote 20,644,733

(iii)	Sole power to dispose or to direct the disposition of 20,644,733

(iv)	Shared power to dispose or to direct the disposition of 20,644,733

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The sole Member of LMK consists of Amy Thai. Amy Thai has an equitable interest in the assets of LMK including, but not limited to, the shares of common stock of Sugarmade, Inc. [Jimmy Chan, the Chief Executive Officer and Director of Sugarmade, Inc., is a management consultant to LMK. He is the owner of 14,063,502 (5.71%) of the issuer].

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group

LMK is a California Limited Liability Company, managed under an Operating Agreement wherein management is by all members. The sole Member of LMK consists of Amy Thai. Jimmy Chan is the management consultant and he may participate, directly or indirectly, in the profits of LMK. He disclaims membership in LMK but he participates in the allocation of net profits, income, gains, net losses and deductions of LMK equal to that of the members pursuant to an agreement with Amy Thai. Jimmy Chan is the Chief Executive Officer and Director of Sugarmade, Inc.

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

(a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2018

Date

/s/ Amy Thai

Signature

/s/ Amy Thai

Amy Thai

Member and Manager

Name/Title